SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                     Landmark Land Company, Inc.
                        (Name of Issuer)

                  Common Stock, $0.50 par value
                   (Title of class of securities)

                            515062107
                         (CUSIP Number)

                       Stuart D. Freedman, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                          July 7, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 515062107                               Page 2 of 8 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,954,126

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,954,126
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,954,126

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    24.42%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 515062107                                    Page 3 of 8
Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            21,474

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          21,474
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    21,474

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.27%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                       Page 4 of 8
Pages

Item 1. Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.50 par value ("Common Stock"), of Landmark Land Company, Inc., a Delaware corporation (the "Company"). To the best of the Reporting Persons' knowledge, the principal executive offices of the Company are located at 100 Clock Tower Place, Suite 200, Carmel, California, 93923.

Item 2. Identity and Background

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II", and together with Gotham, the "Reporting Persons"). Each of Gotham and Gotham II was formed to engage in the buying and selling of securities for investment for its own account.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham II. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham and Gotham II. The business address of each of Gotham, Gotham II, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017.

     During the last five years, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased by Gotham was $97,706.30 and the aggregate purchase price of the Common Stock purchased by Gotham II was $1073.70. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham II, respectively.

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                                                       Page 5 of 8
Pages

Item 4.  Purpose of the Transaction

     The Reporting Persons acquired the Common Stock as a speculative Investment. The Reporting Persons note that although the Company is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company has not filed any periodic or other reports with the Securities and Exchange Commission since its Form 10-Q for the quarter ended September 30, 1991, but other information concerning the Company is publicly available. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons intend, to the extent that the information is available, to continuously evaluate the Company and its prospects, as well as general economic, financial and industry conditions, the securities markets, legal developments, other developments and other investment opportunities. The Reporting Persons note that the Common Stock does not trade in any established market, and no quotations for such shares of Common Stock are available. Subject to the foregoing factors and the availability (if any) of Common Stock and the price at which such Common Stock is available, the Reporting Persons currently intend to purchase additional shares of Common Stock. The Common Stock may be currently eligible, or as a result of purchases of Common Stock by the Reporting Persons or others become eligible, for deregistration under the Exchange Act, although to do so the Company must either be current on its periodic reporting requirements under the Exchange Act or obtain a waiver from the Securities and Exchange Commission.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) Gotham owns 1,954,126 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 24.42% of the outstanding Common Stock of the Company. Gotham II owns 21,474 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately .27% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 8,001,170 outstanding shares of Common Stock of the Company, as of February 11, 1991, as reported in the Company's Information Statement of Form 10 dated March 15, 1991. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham and Gotham II).

     (b) Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Common Stock beneficially owned by it.
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                                                       Page 6 of 8
Pages

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham and Gotham II since May 16, 1997. In each case, the transaction was a negotiated purchase.


Gotham


                         Shares of Common Stock
Date                          Purchased             Price per Share

07/07/97                       1,954,126                .05




Gotham II

Shares of Common Stock
Date                          Purchased             Price per Share

07/07/97                          21,474                .05



     Except as described above, none of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of Gotham, Gotham II, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies, except as follows: The Reporting Persons have an agreement for the purchase from World Financial Properties, L.P., as successor to Olympia & York Realty Corp. of the shares of Common Stock which are the subject of this filing. The Reporting Persons have also granted an option to Mr. Spencer Waxman to purchase one-third of any Company shares purchased by the Reporting Persons, at the same price per share paid or incurred by the Reporting Persons, and Mr. Waxman has granted an option to the Reporting Persons to purchase two-thirds of any Company shares purchased by Mr. Waxman at the same price per share paid or incurred by Mr. Waxman. These options apply only to private share purchases by the Reporting Persons or Mr. Waxman, and they expire upon the later of the delivery of stock certificates of the purchase of shares which are the subject of this 13D or September 1, 1997.



Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

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                                                       Page 7 of 8
Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 17, 1997

                GOTHAM PARTNERS, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: DPB Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ David P. Berkowitz
                          David P. Berkowitz
                          President


                GOTHAM PARTNERS II, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: DPB Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ David P. Berkowitz
                          David P. Berkowitz
                          President